SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*


                            GOLDEN TELECOM, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
    -------------------------------------------------------------------
                               (CUSIP Number)

                               CONNIE HELYAR
                         CAVENDISH NOMINEES LIMITED
                 C/O INTERNATIONAL PRIVATE EQUITY SERVICES
                      13-15 VICTORIA ROAD, PO BOX 431
                               ST. PETER PORT
                                  GY1 3ZD
                         GUERNSEY, CHANNEL ISLANDS
                              +44-1481-713-843
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                MAY 11, 2001
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CAVENDISH NOMINEES LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           NONE**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,384,226**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         NONE**

                10  SHARED DISPOSITIVE POWER

                    1,384,226**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,384,226**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%

14  TYPE OF REPORTING PERSON*

    OO-LIMITED LIABILITY COMPANY

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BARING VOSTOK PRIVATE EQUITY FUND LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           128,142**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         128,142**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    128,142**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.5%

14  TYPE OF REPORTING PERSON*

    PN

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BARING VOSTOK PRIVATE EQUITY FUNDS LP2

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           571,712**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         571,712**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    571,712**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.3%

14  TYPE OF REPORTING PERSON*

    PN

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BARING VOSTOK PRIVATE EQUITY FUND LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           285,856**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         285,856**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    285,856**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%

14  TYPE OF REPORTING PERSON*

    PN

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE NIS RESTRUCTURING FACILITY LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           398,516**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         398,516**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    398,516**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%

14  TYPE OF REPORTING PERSON*

    PN

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BARING VOSTOK FUND (GP) LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,384,226**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,384,226**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,384,226**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%

14  TYPE OF REPORTING PERSON*

    PN

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BARING VOSTOK FUND MANAGERS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,384,226**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,384,226**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,384,226**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%

14  TYPE OF REPORTING PERSON*

    OO-LIMITED LIABILITY COMPANY

     *See Instructions to Schedule 13D
     **See Items 5 and 6 below

ITEM 1.   Security and Issuer
          -------------------

          This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"). The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 12, Trubnaya Ulitsa, Moscow, Russia 103045.

ITEM 2.   Identity and Background
          -----------------------

          This Statement is being filed by Cavendish Nominees Limited ("Cavendish"), Baring Vostok Private Equity Fund LP1 ("BVPE 1"), Baring Vostok Private Equity Fund LP2 ("BVPE 2"), Baring Vostok Private Equity
Fund LP ("BVPE 3"), The NIS Restructuring Facility LP ("NIS Restructuring"), Baring Vostok Fund (GP) LP ("BVF") and Baring Vostok Fund Managers Limited ("BVF Managers" and, together with Cavendish, BVPE 1, BVPE 2, BVPE 3, NIS Restructuring and BVF, the "Reporting Persons").

          Cavendish, a limited liability company organized and registered under the laws of Guernsey, is the nominee of each of BVPE 1, BVPE 2, BVPE 3 and NIS Restructuring (the "LP Funds") with respect to the shares of Common Stock held by them and, in its capacity as nominee, is the named party to certain agreements relating to such shares (see Items 5 and 6 below). Each of the LP Funds is a limited partnership organized under the laws of Guernsey, Channel Islands. BVF, a limited partnership organized under the laws of Guernsey, is the general partner of each of the LP Funds. BVF Managers, a limited liability company organized under the laws of Guernsey, is the general partner of BVF and an indirect wholly-owned subsidiary of ING Groep NV ("Parent"), a company organized under the laws of The Netherlands.

          The address of the principal office of each of the Reporting Persons is 13-15 Victoria Road, PO Box 431, St. Peter Port, GY1 3ZD, Guernsey, c/o International Private Equity Services. The address of the principal office of Parent is Strawinskylaan 2631, 1077 ZZ Amsterdam, The Netherlands.

          The name, business address, citizenship, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each executive officer and director of BVF Managers, Parent and Cavendish is set forth on Schedule I hereto, which is incorporated herein by reference.

          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of Parent and the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The aggregate purchase price for the 64,628 shares of Common
Stock acquired in open market purchases was $592,091. The aggregate purchase price for the shares of Common Stock acquired in Golden Telecom's initial public offering was $3,000,000. The aggregate purchase price for the 886,927 shares of Common Stock acquired pursuant to the Share Purchase Agreement (as defined in Item 6 below and a copy of which is included as Exhibit 99.3 hereto) was $9,091,000. Assuming the exercise in full by the LP Funds (through Cavendish, as nominee) of the option under the Barings Stock Option Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 99.4), the purchase price payable for the 181,818 shares of Common Stock to be acquired upon the exercise of such option is $1,999,998 (subject to adjustment if certain conditions are met, as described in Item 6 below and as more particularly set forth in Sections 3(d) and 5 of the Barings Stock Option Agreement).

          In each case, the funds for the acquisition of the shares of Common Stock by the LP Funds (through Cavendish, as nominee) came from capital contributions of the investors in the LP Funds.

Item 4.   Purpose of Transaction
          ----------------------

          (a) The LP Funds have acquired the Common Stock beneficially owned by them (and held of record in the name of Cavendish, as nominee) for investment purposes and in the ordinary course of business. None of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Item 4. However, the Reporting Persons intend to review on a continuing basis the investment in Golden Telecom, including Golden Telecom's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

          (b) Cavendish (as nominee for the LP Funds) has entered into the New Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.7), which contains certain provisions for the nomination and removal of the directors of Golden Telecom.

          The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 4 in its entirety.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Due to their relationship with the LP Funds (see Item 2), as of the date hereof, BVF and BVF Managers beneficially own, and Cavendish may be deemed to beneficially own, 1,384,226 shares of Common Stock (assuming the attribution to Cavendish (as nominee for the LP Funds) of 90.91% of the 181,818 shares subject to the option under the Barings Stock Option Agreement and the acquisition by the LP Funds (through Cavendish as nominee) of such portion of shares upon the exercise of such option). Based on an aggregate of 24,621,958 outstanding shares of Common Stock (which is the approximate number of shares reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001 to be outstanding at May 9,
2001), this would represent approximately 5.62% of the outstanding shares of Common Stock. Cavendish disclaims beneficial ownership of all Common Stock beneficially owned by the LP Funds, BVF and BVF Managers.

          In connection with the transactions contemplated by that certain Share Purchase Agreement dated as of April 2, 2001 (as described in Item 6 below), a Shareholders Agreement, dated as of May 11, 2001 (the "New Shareholders Agreement"), was entered into among Golden Telecom, Global TeleSystems Europe Holdings B.V., a company organized and registered under the laws of the Netherlands ("GTS Holdings"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIPEF"), Cavendish (as nominee for the LP Funds) and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund").

          Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Holdings, Alfa Telecom, CIPEF and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of May 18, 2001, each of GTS Holdings, Alfa Telecom, CIPEF, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers of Shares: GTS Holdings - 2,861,206 (11.62% of Golden Telecom); Alfa Telecom - 12,731,707 (51.71% of Golden Telecom); CIPEF - 2,257,314 (9.17% of Golden Telecom) and First NIS Fund - 739,425 (3.0% of Golden Telecom). The numbers and percentages for each of Alfa Telecom, CIPEF and First NIS Fund assume the full exercise of options by each of them under the Stock Option Agreements (as defined in Item 6), including for this purpose the attribution to First NIS Fund of 9.09% of the shares subject to the option under the Barings Stock Option Agreement. First NIS Fund and the LP Funds have in the past invested concurrently in certain portfolio companies. The portion of the shares subject to the option under the Barings Stock Option Agreement that has been attributed to First NIS Fund above assumes that the option will be exercised in the same proportion that has been used in the past to allocate shares between the LP Funds and First NIS Fund in companies in which they have such a common investment.

          To the best of the Reporting Persons' knowledge, as of May 18, 2001, GTS Holdings, Alfa Telecom, CIPEF, First NIS Fund and the LP Funds (through Cavendish as nominee), in the aggregate but not individually, may be deemed to beneficially own 17,701,151 shares of Common Stock (71.89% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, CIPEF and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, CIPEF or First NIS Regional Fund.

          As of the date hereof (i) BVPE 1 beneficially owns 128,142 shares of Common Stock (assuming that 8.45% of the shares subject to the Barings Stock Option Agreement are allocated to BVPE 1), representing approximately 0.52% of the outstanding shares of Common Stock, (ii) BVPE 2 beneficially owns 571,712 shares of Common Stock (assuming that 37.7% of the shares subject to the Barings Stock Option Agreement are allocated to BVPE 2), representing approximately 2.32% of the outstanding shares of Common Stock,
(iii) BVPE 3 beneficially owns 285,856 shares of Common Stock (assuming that 18.85% of the shares subject to the Barings Stock Option Agreement are allocated to BVPE 3), representing approximately 1.16% of the outstanding shares of Common Stock, and (iv) NIS Restructuring beneficially owns 398,516 shares of Common Stock (assuming that 25.91% of the shares subject to the Barings Stock Option Agreement are allocated to NIS Restructuring), representing approximately 1.62% of the outstanding shares of Common Stock. The aggregate of 1,384,226 shares beneficially owned by all of the LP Funds collectively represent approximately 5.62% of the outstanding shares of Common Stock (assuming the attribution to the LP Funds of 90.91% of the 181,818 shares subject to the option under the Barings Stock Option Agreement).

          Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

          (b) The number of shares of Common Stock with respect to which BVPE 1 (i) has sole voting power is 128,142, (ii) shares voting power is zero, (iii) has sole dispositive power is 128,142 and (iv) shares dispositive power is zero (assuming that 8.45% of the shares subject to the Barings Stock Option Agreement are allocated to BVPE 1).

          The number of shares of Common Stock with respect to which BVPE 2
(i) has sole voting power is 571,712, (ii) shares voting power is zero,
(iii) has sole dispositive power is 571,712 and (iv) shares dispositive power is zero (assuming that 37.7% of the shares subject to the Barings Stock Option Agreement are allocated to BVPE 2).

          The number of shares of Common Stock with respect to which BVPE 3
(i) has sole voting power is 285,856, (ii) shares voting power is zero,
(iii) has sole dispositive power is 285,856 and (iv) shares dispositive power is zero (assuming that 18.85% of the shares subject to the Barings Stock Option Agreement are allocated to BVPE 3).

          The number of shares of Common Stock with respect to which NIS Restructuring (i) has sole voting power is 398,516, (ii) shares voting power is zero, (iii) has sole dispositive power is 398,516 and (iv) shares dispositive power is zero (assuming that 25.91% of the shares subject to the Barings Stock Option Agreement are allocated to NIS Restructuring).

          BVF, as the general partner of the LP Funds, and BVF Managers, as the general partner of BVF, may be deemed to have sole voting and dispositive power over the aggregate of 1,384,226 shares held by the LP Funds (through Cavendish as nominee). As noted above, Cavendish disclaims beneficial ownership of all shares beneficially owned by the LP Funds, BVF and BVF Managers.

          Under the New Shareholders Agreement, Cavendish (as the nominee for the LP Funds) has agreed to take all action necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by GTS Holdings, Alfa, CIPEF and First Regional Fund.

          The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 739,425 shares of Common Stock owned of record by First NIS Fund (assuming exercise in full of the shares subject to the Barings Stock Option Agreement and the attribution to First NIS Fund of 9.09% of the shares subject to the option under the Barings Stock Option Agreement), representing, as of the date hereof, approximately 3.0% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by First NIS Fund and disclaims membership in any "group" with First NIS Fund.

          (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein and except for the transactions listed on
Schedule II hereto, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) The investors in the LP Funds have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by Cavendish, as nominee.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          ---------------------------------------------------------

          (a) Share Purchase Agreement and Stock Option Agreements. On April 2, 2001, Global TeleSystems, Inc. (formerly known as Global TeleSystems Group, Inc.), a Delaware corporation ("GTS"), entered into a share purchase agreement (the "Share Purchase Agreement"), with each of Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands ("Alfa Holdings"), CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund with respect to the conditional sale by GTS of 10,731,707 shares of Common Stock to Alfa Holdings for $110,000,000, 487,805 shares of Common Stock to CIPEF for $5,000,000, 886,927 shares of Common Stock to Cavendish (as nominee for the LP Funds) for $9,091,000, and 88,683 shares of Common Stock to First NIS Fund for $909,000. Subsequent to the execution of the Share Purchase Agreement, Alfa Holdings assigned its rights thereunder to Alfa Telecom, and GTS assigned its rights thereunder to Global TeleSystems Europe B.V., a company organized and registered under the laws of the Netherlands, which in turn assigned such rights to GTS Holdings.

          The consummation of the sale and purchase contemplated by the Share Purchase Agreement (the "Closing") took place on May 11, 2001. At the Closing, Alfa Telecom, CIPEF and First NIS Fund and the LP Funds (through Cavendish, as nominee) (the "Stock Option Parties") entered into stock option agreements with GTS Holdings (the "Stock Option Agreements"), which give the Stock Option Parties (or their designees) an option to purchase, during the 60-day period after Closing, up to the following number of shares, allocated as follows: Alfa Telecom - 2,000,000 shares of Common Stock, CIPEF 90,909 shares of Common Stock, and Cavendish (as nominee for the LP Funds) and First NIS Fund (together with Cavendish referred to for this purpose as "Barings") - 181,818 shares of Common Stock. The purchase price for these shares is initially $11.00 per share in cash. The Stock Option Agreements provide that, during this 60-day period, GTS Holdings may not sell such shares to any other party.

          In addition, if certain conditions are met, the exercise period for the options under each of the Stock Option Agreements will be extended to cover the twelve-month period after the Closing. During this extended period, each Stock Option Party will continue to have the option to purchase shares of Common Stock allocated to it in respect of which it has not yet exercised an option, at a purchase price per share equal to the greater of (i) $11.00 or (ii) 120% of the average closing price of the Common Stock on The Nasdaq National Market during the 60-trading day period preceding the date of delivery of the related option exercise notice (the "Revised Exercise Price"). In addition, if the exercise period is extended as described above, and GTS Holdings proposes to sell its remaining shares of Common Stock to a third party at any time during such period (but following the original 60-day period), the Stock Option Agreements provide the Stock Option Parties with certain rights of first refusal in respect of the shares GTS Holdings proposes to transfer. Pursuant to Alfa Telecom's Stock Option Agreement, for the twelve-month period following the Closing, Alfa Telecom (or its designee) has the right, upon written notice to GTS Holdings (a "Contingent Call Notice"), to require GTS Holdings to sell to Alfa Telecom (or its designees) any of the shares of Common Stock that GTS Holdings continues to own, at a per share price equal to the Revised Exercise Price.

          Copies of the Share Purchase Agreement and the Stock Option Agreement between GTS Holdings and Cavendish (as nominee for the LP Funds) and First NIS Regional Fund (the "Barings Option Agreement") are included as Exhibit 99.3 and Exhibit 99.4 to this statement, respectively, and qualify the disclosure set forth herein in its entirety.

          (b) Standstill Agreement. In connection with entering into the Share Purchase Agreement, GTS and each of the Stock Option Parties entered into a Standstill Agreement with Golden Telecom dated as of March 31, 2001, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following the Closing. In addition, the Standstill Agreement grants to each of the Stock Option Parties and GTS a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement. A copy of the Standstill Agreement is included as Exhibit 99.5 to this statement and qualifies the disclosure set forth herein in its entirety.

          (c) Assignment and Amendment Agreement. In connection with the purchase by Baring Vostok Private Equity Fund LP, an affiliate of the LP Funds ("BVPE"), of shares of Common Stock in Golden Telecom's initial public offering, Golden Telecom and BVPE entered into a Registration Rights Agreement dated as of October 5, 1999 (the "Prior Registration Rights Agreement"), providing for certain registration rights to be exercised by BVPE. On this same date, First NIS Fund also entered into a registration rights agreement with Golden Telecom on substantially similar terms (the "First NIS Registration Rights Agreement"). The demand registration rights under each of the Prior Registrations Rights Agreement and the First NIS Registration Rights Agreement were subsequently exercised.

          At the Closing, Golden Telecom, BVPE, Cavendish (as nominee for the LP Funds) and First NIS Fund entered into an Assignment and Amendment Agreement (the "Assignment and Amendment Agreement") which, among other things, (i) assigned all of BVPE's rights under the Prior Registration Rights Agreement to Cavendish (as nominee for the LP Funds) and First NIS Fund, (ii) acknowledged the accession by Cavendish (as nominee for the LP Funds) as a party to the Prior Registration Rights Agreement and the First NIS Registration Rights Agreement, (iii) amended the First NIS Registration Rights Agreement to cover all of the registrable securities subject to the registration rights assigned under the Prior Registration Rights Agreement and contained in the First NIS Registration Rights Agreement and all of the shares acquired by Cavendish (as nominee for the LP Funds) and First NIS Fund under the Share Purchase Agreement or to be acquired under the Barings Stock Option Agreement, and (iv) reinstated the demand registration right originally set forth in the First NIS Registration Rights Agreement, as if no such demand registration right had been exercised prior to the date of the Assignment and Amendment Agreement (thus entitling the LP Funds (through Cavendish as nominee) and First NIS Fund, collectively, to request a single demand registration under the First NIS Registration Rights Agreement.

          The NIS Agreement Registration Rights Agreement, the Prior Registration Rights Agreement and the Assignment and Amendment Agreement are included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.6 to this statement, respectively, and qualify the disclosure set forth herein in its entirety.

          (d) New Shareholders Agreement. Golden Telecom, GTS Holdings and the Stock Option Parties also entered into the New Shareholders Agreement at the Closing. The New Shareholders Agreement provides for a tag-along right exercisable by CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than 9,791,999 shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF, Cavendish (as nominee for the LP Funds) or First NIS Fund of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer (not to exceed the number of shares purchased by such exercising party under the Share Purchase Agreement and subject to options under the Stock Option Agreement).

          In addition, the New Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors (plus an additional fourth director if CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund agree to such designation). CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund each have the right to designate one director. GTS Holdings has the right to designate one director, who will be required to resign at the first to occur of (i) GTS Holdings' receipt of at least $150 million of proceeds from the sale of its Common Stock pursuant to the Share Purchase Agreement and upon the exercise of options under the Stock Option Agreements and (ii) such time as GTS Holdings owns fewer than 4% of the outstanding shares of Common Stock. Upon such resignation, Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund will jointly designate a replacement director. In no event, however, will the total number of directors designated by Alfa Telecom exceed four. In addition, the New Shareholders Agreement contains a mechanism pursuant to which GTS Holdings would gain the ability to designate a majority of the directors in the event that Alfa Telecom defaults on the payment of amounts due under a promissory note issued as partial consideration for the shares purchased by Alfa Telecom under the Share Purchase Agreement. Upon Alfa Telecom's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa Telecom will be reduced to two. Golden Telecom and each of Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund have agreed that so long as the voting agreement set forth in Section 3 of the New Shareholders Agreement remains in effect, each of them will take all action necessary from time to time to maintain the composition of the Board of Directors specified in the New Shareholders Agreement in accordance with the terms of such provision.

          The New Shareholders Agreement also contains provisions relating to (i) the assignment by GTS Holdings to Alfa Telecom of registration rights held by GTS Holdings in respect of its shares of Common Stock, and
(ii) the right of CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund to purchase their pro rata portion of any shares that are the subject of a Contingent Call Notice issued by Alfa Telecom under its Stock Option Agreement with GTS Holdings. The New Shareholders Agreement is included as Exhibit 99.7 to this statement and qualifies the disclosure set forth herein in its entirety.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------


Exhibit 99.1 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.

Exhibit 99.2 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.

Exhibit 99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.

Exhibit 99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems Inc.

Exhibit 99.5   Standstill Agreement, dated as of March 31, 2001.

Exhibit 99.6   Amendment and Assignment Agreement, dated as of May 11,
               2001.

Exhibit 99.7   Shareholders Agreement dated as of May 11, 2001.

Exhibit 99.8   Agreement among Reporting Persons in respect of Schedule 13D
               Filing

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May __, 2001

                             CAVENDISH NOMINEES LIMITED


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director


                             BARING VOSTOK FUND MANAGERS LIMITED
                             AS MANAGERS OF
                             BARING VOSTOK FUND (GP) LP
                             AS GENERAL PARTNER OF
                             BARING VOSTOK PRIVATE EQUITY FUND LP 1


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director


                             BARING VOSTOK FUND MANAGERS LIMITED
                             AS MANAGERS OF
                             BARING VOSTOK FUND (GP) LP
                             AS GENERAL PARTNER OF
                             BARING VOSTOK PRIVATE EQUITY FUND LP 2


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director


                             BARING VOSTOK FUND MANAGERS LIMITED
                             AS MANAGERS OF
                             BARING VOSTOK FUND (GP) LP
                             AS GENERAL PARTNER OF
                             BARING VOSTOK PRIVATE EQUITY FUND LP


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director


                             BARING VOSTOK FUND MANAGERS LIMITED
                             AS MANAGERS OF
                             BARING VOSTOK FUND (GP) LP
                             AS GENERAL PARTNER OF
                             NIS RESTRUCTURING FACILITY LP


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director


                             BARING VOSTOK FUND MANAGERS LIMITED
                             AS MANAGERS OF
                             BARING VOSTOK FUND (GP) LP


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director


                             BARING VOSTOK FUND MANAGERS LIMITED


                             By: /s/ C.A.E. Helyar
                                -----------------------------------
                                     Name:  Mrs. C.A.E. Helyar
                                     Title: Director

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.****

99.2 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.***

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems Inc.***

99.5           Standstill Agreement, dated as of March 31, 2001.*

99.6           Amendment and Assignment Agreement, dated as of May 11,
               2001.***

99.7           Shareholders Agreement dated as of May 11, 2001.*****

99.8           Agreement among Reporting Persons in respect of Schedule 13D
               Filing.***


*    Incorporated by reference to the Schedule 13D/A of Capital
     International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc. dated April 5, 2001 (EDGAR Accession No. 0000950129-01-001961).

***  Filed herewith

**** Incorporated by reference to the Schedule 13D of First NIS Regional
     Fund SICAV dated May 21, 2001.

***** Incorporated by reference to the Schedule 13D/A of Global
      TeleSystems, Inc. and others dated May 21, 2001.


                                                             SCHEDULE I
                                                DIRECTORS AND EXECUTIVE OFFICERS OF
                                                          ING GROEP NV AND
                                                BARING VOSTOK FUND MANAGERS LIMITED

                  The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of ING Groep NV ("Parent") and Baring Vostok Fund Managers Limited ("BVF
Managers") is set forth below.

                                     Present Principal Occupation or
                                     -------------------------------
        Name and Business                      Employment                      Business Address            Citizenship
        -----------------                      ----------                      ----------------            -----------
Cornelis Maas                       Executive Committee Director        Soestdijkswewg Noord 426,        The Netherlands
                                                                        3723HM Bilthoven
                                                                        Holland

Alexander Hedrik George Rinnooy     Executive Committee Director        Burgemeester den Texlaan 42,     The Netherlands
Kan                                                                     2111CE Aerdenhout
                                                                        Holland


Michel Joachim Gerard Alphonse      Executive Committee Director        Rue du Moulin 10,1310 La Hulpe       Belgium
Tilmant                                                                 Belgium


Ewalduf Kist                        Executive Committee Director        Klattewag 10, 3597KB's--6,        The Netherlands
                                                                        Gravenhage
                                                                        Holland

Jan Marie Lindenburgh               Executive Committee Director        Burgemeester den Texlaan 42,     The Netherlands
                                                                        2111CE Aerdenhout
                                                                        Holland



BVF Managers
------------

Mike Calvey                         Managing Partner                    c/o Baring Vostok Capital               US
                                                                        Partners Limited
                                                                        10 Uspenski Pereulok
                                                                        5th Floor
                                                                        Moscow 103006
                                                                        Russia

Connie Helyar                       Managing Director of                13-15 Victoria Road                  English
                                    International Private Equity        St. Peter Port
                                    Services Limited                    Guernsey Channel Islands
                                                                        GY1 3ZD

David Stuart Huckfield              Senior Partner of Operations-       33 Cavendish Square
                                    Baring Private Equity Partners      London England
                                    Limited                             W1M 0BQ

Paul Roberts                        Finance Director/                   c/o Baring Vostok Capital               US
                                    Chief Operations Officer            Partners Limited
                                                                        10 Uspenski Pereulok
                                                                        5th Floor
                                                                        Moscow 103006
                                                                        Russia

Cavendish Nominees Limited
--------------------------

Peter Gillson                       Director of International           13-15 Victoria Road             French and English
                                    Private Equity Services Limited     St. Peter Port
                                                                        Guernsey Channel Islands
                                                                        GY1 3ZD

Connie Helyar                       Managing Director of International  13-15 Victoria Road                  English
                                    Private Equity Services Limited     St. Peter Port
                                                                        Guernsey Channel Islands
                                                                        GY1 3ZD

David Stuart Huckfield              Senior Partner of Operations --     33 Cavendish Square                  English
                                    Baring Private Equity Partners      London England
                                    Limited                             W1M 0BQ


                                                            SCHEDULE II
                                               RECENT TRANSACTIONS IN THE SECURITIES
                                                      OF GOLDEN TELECOM, INC.

For the account of        Date of Transaction    Nature of Transaction   Number of Securities   Price
------------------        -------------------    ---------------------   --------------------   -----

LP Funds (through         May 11, 2001           Purchase                886,927                (1)
Cavendish as
nominee)

LP Funds (through         May 11, 2001           Purchase                Option to purchase     (1)
Cavendish as                                                             181,818 shares (2)
nominee)

LP Funds                  April 17, 2001         Purchase                (3)                    (3)
                          to May 18, 2001


(1)      Total consideration of $9,091,000 was paid for the securities purchased by the LP Funds (through
         Cavendish, as nominee).

(2)      Please see Item 5 and Item 6 of Schedule 13D for a discussion of the terms of this option. As discussed in Item 5, it is contemplated that 90.91% of any shares issued upon the exercise of this option will be allocated to the LP Funds.

3)       Between the dates indicated, the LP Funds have effected purchases in the open market of an aggregate of 64,628 shares of Common Stock. The price per share for such shares ranged from
         $8.85 to $9.2615.

